Exhibit 99.1

Besra releases FY2013 results

Toronto, Ontario – 18 September 2013 - Besra (TSX:BEZ) (ASX:BEZ) (OTCQX:BSRAF) (Frankfurt:OP6) CEO, John Seton, today announced the release of the company’s results for FY2013 including publishing of the Management Discussion & Analysis and Audited Financial Statements.

Besra produced a total of 60,187 oz of gold in FY2013 and sold 52,195 oz, the difference being an increased holding of gold inventory at the end of June and the settlement of the gold loan commitment during the year. Sales of 52,195 oz of gold realized US$82,772,713 at an average price of US$1,586 per ounce. Cash operating cost per ounce sold was US$775, down from US$794 for the previous quarter. All-in costs of US$1,218 are down from US$1,330 in Q3. The Company has announced a production target for FY2014 of 65-70,000 oz.

OPERATIONAL SUMMARY US$	3 months Jun 30, 2013	3 months Jun 30, 2012	12 months Jun 30, 2013	6 months Jun 30, 2012	12 months Dec 31, 2011
Sales	22,244,500	6,725,015	82,772,713	34,552,265	47,976,630
Costs of sales	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Gross margin	8,986,230	3,926,062	39,128,456	19,723,825	25,069,664

Earnings before finance costs, income tax, depreciation, amortization and impairments	3,665,904	-100,330	16,112,826	8,762,644	7,809,863

Non-IFRS Measures
Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Gold sold (oz)	15,800	4,211	52,195	20,711	29,249
Operating cash cost per ounce sold (US$)(1)	839	665	836	716	783

Costs of sales (IFRS)	13,258,270	2,798,953	43,644,257	14,828,440	22,906,966
Inventory adjustment	1,072,569	5,180,344	6,914,872	1,321,259	8,243,703
Cost of gold used to settle gold loan	4,828,289	4,937,625	8,796,024	4,828,289
Total production costs	14,330,839	7,979,297	50,559,129	16,149,699	31,150,669
Gold produced (oz)	18,482	7,838	60,187	20,362	42,868
Operating cash costs per ounces produced (US$)(2)	775	1,018	840	793	727

All-in sustaining ~~costs~~(3)	1,218	1,563	1,326	1,300	1,187

Operating Data
Ore milled (tonnes)	152,316	72,115	520,154	143,658	236,281
Grade (g/t Au)	4.1	4.07	3.91	5.38	6.97
Average recovery (%)	92	83	92	82	81
Average realized price (US$)	1,408	1,597	1,586	1,668	1,640

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(1)
Operating cash cost per ounce sold includes mine site operating costs including mining, processing and refining, and inventory adjustments, but is exclusive of royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

(2)
Cash operating cost per ounce produced includes mine site operating costs including mining, processing and refining, but is exclusive of inventory adjustments, royalties, environmental fees, amortization and exploration costs. Refer to the Non-IFRS Measures section of the Company's MD&A.

(3)
All-in sustaining costs include all cash operating costs per ounce sold including a portion of corporate administration, sales based taxes and government fees and levies. It includes an annualized estimate of sustaining capital and exploration expenditure. It excludes corporate income tax, reclamation and remediation costs.  Refer to the Non-IFRS Measures section of the Company's MD&A.

According to Seton, “Despite a difficult year in global markets, Besra produced over 60,000 oz of gold in FY2013, meeting market guidance, and marking the highest recorded production in the Company's history. In hitting this target, both of our operations in Vietnam, at Bong Mieu and Phuoc Son set and broke records for ore mined and ore processed during the second half of the year.”

“In order to drive down costs, we are fulfilling an aggressive cost cutting and efficiency program. Whilst the currently depressed market and decline in gold price have added impetus to this program, it is also the result of a thorough review of our operations and associated costs.

“We are also lobbying the Vietnamese government to reduce tax burden in that jurisdiction, in terms of royalties and/or CIT.

“Changes in mining methodology and further mill automation leading to reduced consumables and improved recovery rates should contribute to cost reductions and this will continue through the coming year. Additionally, operations in Vietnam are increasing mill throughput and we've seen record tonnages in the latter half of FY2013.

The Board is also investigating all opportunities to maximize the value of its assets in Vietnam. This may include a transaction culminating in the partial divestment by Besra and the possible listing of the company's local operating subsidiaries on the Vietnamese exchange. Any such transaction will improve the balance sheet and enable the company to increase its focus on, and redirect capital towards, development of its main asset at Bau in Eastern Malaysia, which it regards as a world-class goldfield.”

Feasibility for the Jugan Hill deposit at Bau is progressing well, with metallurgy and process close to resolution. The internally generated Feasibility Study is currently undergoing an external engineering, procurement and construction management analysis. The Company is targeting public release of the results of the Feasibility Study before the end of CY2013, and intends to outline its roadmap for financing of the entire project at the earliest opportunity.

The Company has also identified significant anomalies along strike from Jugan Hill in geophysical, geochemical, hy-chip and IP surveys, which suggest the ability to significantly increase resources at Jugan sector and extend the mine life of the proposed Stage I production.

Besra is also undertaking a further Feasibility Study for the Ho Ray Thac Trang (HRTT) deposit at its Bong Mieu site in central Vietnam. HRTT hosts a JORC/NI 43-101 resource situated 2.5km east of the Bong Mieu. The Feasibility Study is scheduled for completion in September/October 2013 and we would look to finance the development capital for it from domestic banks.

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Seton said, “Both the Bau project in East Malaysia and expansion of Vietnam operations through Ho Ray Thac Trang provide a clear path to improving cash flow.

“In the final analysis, our operations in Vietnam will continue to generate cash (and improve if government negotiations bear fruit) and the Bau project is fulfilling its potential and moving into the development phase. We strongly believe that Bau will be a major South East Asian gold field.

“Given all of these conditions, we are of the strong view that Besra is worth significantly more than the current market valuation.”

A copy of the 2013 Annual Report is available from www.besra.com

Besra is a diversified gold company focused on four advanced properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold production capacity in Vietnam over the next two years and is projecting new production capacity from Bau Central during late 2015 (start up and production forecasts will depend on the result of the current Jugan feasibility, which is scheduled for completion in 2013).

Besra Gold Inc
John A G Seton
Chief Executive Officer

For further information contact:
James W Hamilton
Investor Relations
T: +1 (416) 572 2525
F: +1 (416) 572 4202
TF: 1 888 902 5522 (North America)
TF: 800 308 602 (Australia)
E: ir@besra.com
W: www.besra.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain of the statements made and information contained herein is “Forward-looking information”  within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

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